Exhibit 99.1

The following is a free translation of the notice in Hebrew published in two daily Israeli newspapers on February 16, 2017 (the original Hebrew wording is binding).

MEDIGUS LTD.

Company No. 51-286697-1

Omer Industrial Park, Building No. 7A, P.O. Box 3030, Omer 8496500, 072-2602200

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an extraordinary general meeting of shareholders of Medigus Ltd. (the “Company”), will be held on Monday, March 20, 2017, at 5:00 p.m. (Israel time), at the offices of the Company at Omer Industrial Park, Building No. 7A, Omer, Israel (the “Meeting”).

The agenda

To approve an increase of the authorized share capital of the Company by an additional NIS 65,000,000, such that the authorized share capital of the Company following such increase shall be NIS 80,000,000, consisting of 800,000,000 ordinary shares, NIS 0.10 par value per share.

The record date for a shareholder’s right to participate and vote at the Meeting is Monday, February 20, 2017.

Position Statements should be submitted to the Company no later than Friday, March 10, 2017.

A duly executed proxy must be received by the Company no later than Monday, March 20, 2017 at 1:00 p.m., Israel time.

The report with respect to convening the Meeting will be available to the public through the Magna website at http://www.magna.isa.gov.il.

Medigus Ltd.